[redacted]

BB 3/3 *

Mail Processing Section

FEB 19 2008

Washington, DC

SECU 08025943 SION

| OMB APPROVAL | |
|---|---|
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| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30830 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potomac Investment Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 Wisconsin Avenue, Apt. 108
(No. and Street)

Chevy Chase (City) Maryland (State) 20815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Bull 301-770-3750
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freidkin, Matrone & Horn, P.A.
(Name – *if individual, state last, first, middle name*)

1201 Seven Locks Road, Suite 360 (Address) Rockville, (City) MD (State) 20854 (Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/6/08

# OATH OR AFFIRMATION

I, Carol Greenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potomac Investment Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol Greenwald
Signature

President
Title

Lynn R. Douglas
Notary Public Commission Expires 4/1/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# POTOMAC INVESTMENT COMPANY

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2007

FREIDKIN, MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

# POTOMAC INVESTMENT COMPANY

## YEAR ENDED DECEMBER 31, 2007

### CONTENTS

FREIDKIN,
MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Potomac Investment Company
Chevy Chase, Maryland

We have audited the accompanying statement of financial condition of Potomac Investment Company (an S Corporation) as of December 31, 2007, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Investment Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I(a)-I(d) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freidkin, Matrone + Horn, P.A.

February 1, 2008

1201 SEVEN LOCKS ROAD • SUITE 360 • ROCKVILLE, MARYLAND 20854 • TEL 301 770 3750 • FAX 301 881 7944

# POTOMAC INVESTMENT COMPANY

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2007

ASSETS

| | |
|---|---|
| Investment in security | $ 173,215 |
| Accounts receivable, trade | 5,979 |
| Prepaid expenses | 9,281 |
| Total current assets | 188,475 |
| Property and equipment: | |
| Office equipment | 6,529 |
| Automobile | 29,480 |
| | 36,009 |
| Less accumulated depreciation | ( 31,096) |
| | 4,913 |
| | $ 193,388 |
| Liabilities: | |
| Bank overdraft | $ 163 |
| Loan payable – shareholder | 1,964 |
| Total current liabilities | 2,127 |
| Shareholder's equity: | |
| Common stock, $6 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares | 6,000 |
| Additional paid in capital | 84,210 |
| Accumulated other comprehensive income | 123,074 |
| Accumulated earnings (deficit) | ( 22,023) |
| | 191,261 |
| | $ 193,388 |

The accompanying notes are an integral part of this financial statement.

# POTOMAC INVESTMENT COMPANY

## STATEMENT OF INCOME

## YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Fee income | $ 240,160 |
| Direct costs | ( 23,153) |
| | 217,007 |
| Operating expenses: | |
| Charitable contributions | 1,775 |
| Depreciation | 5,896 |
| Filing and licenses | 3,187 |
| Insurance | 9,535 |
| Office | 1,474 |
| Payroll and other taxes | 7,970 |
| Professional fees | 6,315 |
| Rent | 16,160 |
| Retirement plan | 20,000 |
| Salaries | 105,330 |
| Subcontractor | 9,783 |
| Telephone | 1,186 |
| Travel and transportation | 26,176 |
| Utilities | 1,940 |
| | 216,727 |
| Net income before other income | 280 |
| Other income: | |
| Interest income | 13 |
| | 13 |
| Net income | $ 293 |

The accompanying notes are an integral part of this financial statement.

## POTOMAC INVESTMENT COMPANY

### STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

### YEAR ENDED DECEMBER 31, 2007

| | Total | Comprehensive Income | Accumulated Earnings (Deficit) | Accumulated Other Comprehensive Income | Common Shares | Stock Amount | Additional Paid-in Capital |
|---|---|---|---|---|---|---|---|
| Balance, beginning of year | $108,518 | | $(22,316) | $ 57,624 | 1,000 | $6,000 | $67,210 |
| Contribution to capital | 17,000 | | | | | | 17,000 |
| Comprehensive income: | | | | | | | |
| Net income | 293 | $ 293 | 293 | | | | |
| Other comprehensive income: Unrealized holding gains during period | 65,450 | 65,450 | | 65,450 | | | |
| Total comprehensive income | | $65,743 | | | | | |
| Balance, end of year | $191,261 | | $(22,023) | $123,074 | 1,000 | $6,000 | $84,210 |

The accompanying notes are an integral part of this financial statement.

# POTOMAC INVESTMENT COMPANY

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Cash flows from operating activities: | |
| Cash received from investment services | $ 239,655 |
| Cash paid for investment services and expenses | (258,784) |
| Interest received | 13 |
| Net cash used in operating activities | ( 19,116) |
| Cash flows from financing activities: | |
| Contribution to capital | 17,000 |
| Net cash provided by financing activities | 17,000 |
| Net decrease in cash and cash equivalents | ( 2,116) |
| Cash and cash equivalents, beginning of year | 2,116 |
| Cash and cash equivalents, end of year | $ - |
| Reconciliation of net income to net cash used in by operating activities: | |
| Net income | $ 293 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 5,896 |
| Changes in assets and liabilities: | |
| Increase in accounts receivable | ( 506) |
| Increase in prepaid expenses | ( 4,482) |
| Decrease in accrued expenses | ( 20,317) |
| Net cash used in operating activities | $( 19,116) |

The accompanying notes are an integral part of this financial statement.

# POTOMAC INVESTMENT COMPANY

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2007

1. Organization and summary of significant accounting policies:

Organization:

Potomac Investment Company (the "Company") was incorporated under the laws of the District of Columbia on October 19, 1983 to provide investment services in the Washington metropolitan area. The Company, which is regulated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934, is an "introducing" broker-dealer as defined in Rule 15c3-1(a)(2).

Accounts receivable:

Accounts receivable are recorded net of allowance for expected losses. The allowance, estimated at zero for 2007, is estimated based on historical performances.

Depreciation:

The Company's equipment is depreciated using the straight line method over three to five years.

Income taxes:

Beginning with the taxable year ended December 31, 1983, the Company's shareholders elected to be treated as an S Corporation for Federal income tax purposes. Under this election, income, losses and credits are included in the individual tax returns of the shareholder. Therefore, no provision has been made for income taxes in the accompanying financial statements.

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related party:

The Company leases operating space from the sole shareholder. The monthly payment represents a percentage of space used and is determined on a month to month basis.

3. Investment in security:

The Company holds 3,500 shares of NASD stock with a cost basis of $50,141. The fair market value of this security is $173,215 at December 31, 2007 and has been classified as a current asset at December 31, 2007.

4. Net capital requirements:

The Company is required to comply with the net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any security transactions should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule. The rule may also limit the circumstances under which the Company may declare dividends. The minimum net capital requirement under the rule is the greater of $5,000 or 6.67% of aggregate indebtedness. In computing net capital, items not readily convertible into cash are excluded.

The Company's aggregate indebtedness is $2,127 and its net capital of $128,814 exceeded the minimum required by the net capital rule by $123,814 at December 31, 2007.

5. Retirement plan:

The Company maintains a Simplified Employer Plan (SEP) for employees. The Company provides a discretionary contribution to the SEP on an annual basis and the contribution is accrued as a liability in the year to which it applies. For 2007, the Company elected to make a contribution of $20,000.

6. Computation for determination of reserve requirements pursuant to SEC Rule 15c3-3:

The Company is exempt from the provisions of the reserve requirements of the Securities and Exchange Commission under Section (k)(2)(i)(i) since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

SUPPLEMENTARY INFORMATION

Schedule 1(a)

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Potomac Investment Company — as of December 31, 2007

### COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | 191,261 | 3,480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | | 3,490 |
| 3. Total ownership equity qualified for Net Capital | | | 191,261 | 3,500 |
| 4. Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3,520 |
| B. Other (deductions) or allowable credits (List) | | | | 3,525 |
| 5. Total capital and allowable subordinated liabilities | | | 191,261 | 3,530 |
| 6. Deductions and/or changes: | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | 14,194 | 3,540 | | |
| B. Secured demand note delinquency | | 3,590 | | |
| C. Commodity futures contracts and spot commodities - proprietary capital changes | | 3,600 | | |
| D. Other deductions and /or changes | | 3,610 | (14,194) | 3,620 |
| 7. Other additions and/or allowable credits (List) | | | | 3,630 |
| 8. Net capital before haircuts on securities positions | | | 177,067 | 3,640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)) | | | | |
| A. Contractual securities commitments | | 3,660 | | |
| B. Subordinated securities borrowings | | 3,670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | | 3,735 | | |
| 2. Debt securities | | 3,733 | | |
| 3. Options | | 3,730 | | |
| 4. Other securities | 25,982 | 3,734 | | |
| D. Undue Concentration | 22,271 | 3,650 | | |
| E. Other (List) | | 3,736 | 48,253 | 3,740 |
| 10. Net Capital | | | 128,814 | 3,750 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Potomac Investment Company as of December 31, 2007

### COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

| | | | | |
|---|---|---|---|---|
| 11. Minimum net capital required (6 2/3% of line 19) | | | 142 | 3,750 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | 5,000 | 3,750 |
| 13. Net capital requirement (greater of line 11 or 12 | | | 5,000 | 3,760 |
| 14. Excess net capital (line 10 less13) | | | 123,814 | 3,770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | | | 128,601 | 3,780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | 2,127 | 3,790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | $ | 3,800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3,810 | | |
| C. Other unrecorded amounts (List) | $ | 3,820 | | 3,830 |
| 19. Total aggregate indebtedness | | | 2,127 | 3,840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10) | | | 1.65% | 3,850 |
| 21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d) | | | | 3,860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | |
|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | | 3,870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | 3,880 |
| 24. Net capital requirement (greater of line 22 or 23) | | 3,760 |
| 25. Excess capital (line 10 less 24) | | 3,910 |
| 26. Net capital in excess of the greater of: | | |
| A. 5% of combined aggregate debit items of $120,000 | | 3,920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# POTOMAC INVESTMENT COMPANY

## SUPPLEMENTARY INFORMATION

## NON-ALLOWABLE ASSETS FOR NET CAPITAL COMPUTATION

## YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Prepaid expenses | $ 9,281 |
| Net value of fixed assets | 4,913 |
| Total non-allowable assets | $14,194 |

# POTOMAC INVESTMENT COMPANY

## SUPPLEMENTARY INFORMATION

## SCHEDULE OF DIFFERENCES BETWEEN THE COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS AT DECEMBER 31, 2007

| Focus Reference Line | Description | Unaudited as Previously Reported Computation | Adjustment Increase (Decrease) | Audited Computation |
|---|---|---|---|---|
| 3480 | Total ownership equity | $185,877 | $ 5,384 | $191,261 |
| 3500 | Total ownership equity qualified for net capital | 185,877 | 5,384 | 191,261 |
| 3530 | Total capital and allowable subordinated liabilities | 185,877 | 5,384 | 191,261 |
| 3540 | Total non-allowable assets | 13,734 | 460 | 14,194 |
| 3640 | Net capital before haircuts | 172,143 | 5,384 | 177,067 |
| 3640 | Haircuts on securities | 48,252 | 1 | 48,253 |
| 3750 | Net capital | 123,891 | 4,923 | 128,814 |
| 3756 | Minimum net capital required | 141 | 1 | 142 |
| 3760 | Net capital requirement | 5,000 | - | 5,000 |
| 3770 | Excess net capital | 118,891 | 4,923 | 123,814 |
| 3780 | Excess net capital at 1000 percentum | 123,678 | 4,923 | 128,601 |
| 3840 | Total aggregate indebtedness | 2,126 | 1 | 2,127 |
| 3850 | Percentage of aggregate indebtedness to net capital | 2.00% | ( .35%) | 1.65% |

There were no material differences between the audited Computation of Net Capital and Potomac Investment Company's corresponding unaudited part II A.

FREIDKIN, MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure and Compliance

Board of Directors
Potomac Investment Company
Chevy Chase, Maryland

In planning and performing our audit of the financial statements and supplementary schedules of Potomac Investment Company for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

1201 SEVEN LOCKS ROAD • SUITE 360 • ROCKVILLE, MARYLAND 20854 • TEL 301 770 3750 • FAX 301 881 7944

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Potomac Investment Company for the year ended December 31, 2007, and this report does not affect our report thereon dated February 1, 2008.

The size of the Company and its limited personnel provide for minimal segregation of duties; i.e., the handling, recording and reconciliation of Company assets. The condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2007 financial statements, and this report does not affect our report on those financial statements dated February 1, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freidkin, Matrone + Horn, P.A.

February 1, 2008

**END**